UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No    X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA’s Board of Directors, at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, avenida Abandoibarra number 4, on 20 March 2025, at 12.00 pm, at first call, and on 21 March 2025, in the same place and at the same time, at second call, following the attached agenda.

Madrid, 11 February 2025

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2025 ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2024.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2024.

1.3.	Approval of the allocation of results for the 2024 financial year.

1.4.	Approval of the corporate management during the 2024 financial year.

TWO.- Adoption of the following resolutions on the re-election of members to the Board of Directors:

2.1. Re-election of Carlos Torres Vila.

2.2. Re-election of Onur Genç.

2.3. Re-election of Connie Hedegaard Koksbang.

Pursuant to paragraph 2 of article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Approval of the reduction of the share capital of the Bank, in up to a maximum amount of 10% of the share capital as of the date of the resolution, through the redemption of own shares purchased for the purpose of being redeemed, delegating to the Board of Directors the implementation of the share capital reduction, totally or partially, on one or more occasions.

FOUR.- Renewal of the delegation of powers to the Board of Directors in relation to the execution of the share capital increase via non-monetary contributions approved by the Extraordinary General Shareholders’ Meeting of 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

FIVE.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on Banco Bilbao Vizcaya Argentaria, S.A.’s or on its Group’s risk profile.

SIX.- Re-election of the auditors of accounts for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year 2025.

SEVEN.- Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Shareholders’ Meeting.

EIGHT.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the financial year 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 11, 2025
By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors